SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2023

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF
YPF
YPF
YPF

YPF

1Q23

YPF S.A. | **CONSOLIDATED RESULTS**

CONTENT

Basis of Presentation

As of 4Q2022, the financial information in this document is expressed, unless otherwise indicated, in US dollars corresponding to the functional currency of YPF S.A. The information is based on the financial statements prepared in accordance with IFRS in force in Argentina. On the other hand, the financial information of previous periods is restated in US dollars corresponding to the functional currency of YPF S.A (in replacement of the individual financial results of YPF S.A. expressed in Argentine pesos divided by the average exchange rate for the period).

Summary Consolidated Financials Unaudited Figures, in US$ million	1Q22	4Q22	1Q23	Y/Y Δ	Q/Q Δ
Revenues	3,760	4,645	4,238	12.7%	-8.8%
EBITDA	1,060	1,223	1,116	5.3%	-8.7%
Adjusted EBITDA	995	933	1,044	5.0%	11.9%
Operating income before impairment of assets	404	467	335	-17.1%	-28.3%
Operating income	404	442	335	-17.1%	-24.2%
Net income before impairment of assets	267	480	341	27.7%	-29.0%
Net income	267	464	341	27.7%	-26.5%
EPS	0.68	1.19	0.87	27.9%	-26.9%
Capex	730	1,421	1,298	77.9%	-8.6%
FCF	379	(188)	(17)	N/A	-91.0%
Cash and cash equivalents	1,329	1,092	1,296	-2.5%	18.7%
Total debt	7,242	7,088	7,339	1.3%	3.5%

EBITDA = Operating income + Depreciation of PP&E + Depreciation of the right of use assets + Amortization of intangible assets + Unproductive exploratory drillings + (Reversal) / Deterioration of PP&E. Adjusted EBITDA = EBITDA that excludes IFRS 16 and IAS 29 effects +/- one-off items.

Cash and cash equivalents: Include current investment in financial assets.

EPS attributable to shareholders of the parent company (basic and diluted).

FCF = Cash flow from Operations less CAPEX (Investing activities), M&A (Investing activities), and interest and leasing payments (Financing activities).

1. MAIN HIGHLIGHTS

•

Adjusted EBITDA reached US$1,044 million, expanding 5% y/y and 12% sequentially driven mainly by the expansion of oil production and higher processing levels. Domestic prices for gasoline and diesel decreased slightly on a sequential basis, but stood at 16% y/y.

•

Total hydrocarbon production continued with a positive trend averaging 511 Kboe/d, increasing 2% q/q and 1% y/y, driven by a solid inter-annual expansion of 7% in crude oil production that resulted in the highest quarterly mark since 2016.

•	Shale oil production continued delivering an impressive growth rate of 31% y/y, while shale gas production increased 9% y/y, both on track to meet the targets for the year.

•	Domestic fuels’ demand expanded almost 4% versus 1Q22 but softened 3% versus the previous quarter on the back of lower diesel demand.

•

Processing levels at our refineries reached 307 Kbbl/d, the highest mark in the last 13 years, expanding 5% sequentially and 9% y/y, primarily driven by the revamping of a topping unit at La Plata refinery.

•

Total OPEX increased 28% y/y, primarily as a result of a negative evolution of macroeconomic variables such as inflation, wages, and currency devaluation. However, total OPEX contracted 8% q/q primarily driven by seasonal effects and to non-cash charges recorded in 4Q22.

•	CAPEX activity totaled US$1,298 million, increasing 78% y/y while contracting 9% q/q, representing a good starting point to meet the plan for the year.

•	Free cash flow was almost flat during the first quarter at negative US$17 million, taking our net debt to US$6,043 million and maintaining flat the net leverage ratio at 1.2x.

2. ANALYSIS OF CONSOLIDATED RESULTS

Consolidated Revenues Breakdown Unaudited Figures, in US$ million	1Q22	4Q22	1Q23	Y/Y Δ	Q/Q Δ
Diesel	1,282	1,774	1,620	26.3%	-8.7%
Gasoline	816	885	892	9.4%	0.9%
Natural gas as producers (third parties)	311	283	270	-13.1%	-4.5%
Other	883	1,167	977	10.6%	-16.2%

Total Domestic Market	3,292	4,108	3,759	14.2%	-8.5%

Jet fuel	86	160	162	87.4%	0.8%
Grain and flours	113	52	5	-95.7%	-90.7%
Crude oil	5	21	12	135.8%	-40.8%
Petchem & Other	264	304	300	13.7%	-1.3%

Total Export Market	468	537	479	2.2%	-10.9%

Total Revenues	3,760	4,645	4,238	12.7%	-8.8%

During 1Q23, revenues totaled US$4,238 million, decreasing by 8.8% q/q and increasing by 12.7% y/y. On a sequential basis, this decrease was primarily due to lower volumes dispatched of diesel, a seasonal contraction of fertilizers sales, lower prices of products that correlate closely with international prices, such as lubricants, jet fuel, propane, petrochemicals and coke, and a slight decrease in local fuels prices.

When analyzing 1Q23 revenues, it is worth highlighting:

•

Diesel sales in the domestic market (retail and wholesale) – 38.2% of total revenues –decreased 8.7% q/q driven by a contraction of 3.0% in prices, and 5.9% in volumes dispatched—affected by the impact of two fewer days of the 1Q23 versus 4Q22 and the contraction of the diesel demand in the agro business, which declined by 14.9% q/q, driven by the normal seasonality of the first quarter, particularly affected by the severe drought recorded in Argentina in recent months-.

•

Gasoline sales in the local market – 21.1% of total revenues – slightly increased by 0.9% q/q, primarily due to higher volumes dispatched of 1.9%, recording once again the highest quarterly mark in the company’s history, partially offset by lower average prices of 1.0%.

•

Natural gas sales as producers sold to third parties in the domestic market – representing 6.4% of total revenues – decreased by 4.5% q/q related to lower volumes sold of 3.9% while prices remained almost flat.

•

Other domestic sales decreased by 16.2% q/q mainly due to lower seasonal sales of fertilizers and lower prices of international-priced products such as fertilizers, lubricants, jet fuel, propane, petrochemicals and coke.

•	Export revenues decreased by 10.9% q/q, primarily driven by lower exports of grain and flours as a result of the severe drought previously noted.

Unaudited Figures, in US$ million	1Q22	4Q22	1Q23	Y/Y Δ	Q/Q Δ
Lifting cost	(534)	(668)	(669)	25.4%	0.2%
Other Upstream	(82)	(148)	(116)	41.7%	-21.3%
Industrialization cost	(318)	(441)	(415)	30.4%	-5.9%
Commercialization, G&P, Corp. & Other	(164)	(274)	(206)	25.9%	-24.8%

Total OPEX	(1,097)	(1,530)	(1,406)	28.2%	-8.1%

Depreciation & Amortization	(651)	(744)	(775)	19.0%	4.2%
Royalties	(216)	(250)	(236)	9.6%	-5.6%
Other costs	(244)	(265)	(249)	1.7%	-6.1%

Total Other Costs	(1,111)	(1,259)	(1,260)	13.4%	0.1%

Fuels imports	(337)	(355)	(400)	18.7%	12.6%
Crude oil purchases to third parties	(255)	(336)	(386)	51.3%	14.9%
Biofuel purchases	(167)	(269)	(230)	37.6%	-14.8%
Non-oil agro purchases	(190)	(142)	(114)	-39.9%	-19.6%
Other purchases	(189)	(224)	(224)	18.6%	0.3%
Stock variations	1	(259)	126	12500.0%	N/A

Total Purchases & Stock Variations	(1,137)	(1,585)	(1,228)	8.0%	-22.5%

Other operating results, net	(11)	196	(9)	-18.2%	N/A
Impairment of assets	—	(25)	—	N/A	N/A

Operating Costs + Purchases + Impairment of Assets	(3,356)	(4,203)	(3,903)	16.3%	-7.1%

Stock variations include price effects by US$(18) million in 1Q22, US$(20) million for 4Q22 and US$(29) million for 1Q23.

In terms of costs, operating expenses (“OPEX”) in 1Q23 totaled US$ 1,406 million, decreasing by 8.1% compared to 4Q22. This contraction was impacted by non-recurrent charges recorded in 4Q22 and certain seasonality of corporate activities. When compared to 1Q22, total OPEX increased by 28.2% primarily driven by the continued overall accelerated inflationary environment and a slower-than-expected pace of the currency depreciation, which increased the pressure on operating costs in dollar terms, coupled with higher activity across our business, on the back of higher O&G production, processing levels and local fuels demand. As a consequence, unit OPEX per barrel of hydrocarbon produced, decreased by 8.2% q/q, and went up by 27.0% y/y.

Total Purchases and Stock Variations, a category highly correlated with demand levels for refined and non-oil agro products and inventory valuation, decreased by 22.5% q/q and increased by 8% y/y.

When analyzing 1Q23 purchases, it is worth highlighting:

•

Gasoline and diesel imports increased by 12.0% q/q, driven by 33.8% higher imported volumes, partially offset by lower prices of 16.3%. The expansion of both gasoline and diesel imports volumes, which represented 11.8% of total fuels sales, coupled with higher fuels produced by our refineries allowed the company to restock inventories.

•	Crude oil purchases grew by 14.9% q/q led by an increase in volumes of 14.3% to catch the increase in our refineries processing levels and a slight rise in prices of 0.6%.

•

Biofuel purchases decreased by 14.8%, where purchases of biodiesel declined 23.6%, and purchases of bioethanol dropped 4.8%. Biodiesel purchases contraction was mainly the result of the decrease in diesel demand and the lower blend in diesel sales, the latter due to supply constrains recorded in the local market. Besides, bioethanol purchases decreased by 4.8% led by lower prices by 6.7%, partially offset by higher volumes aligned with the higher gasoline demand.

•	Non-oil agro purchases decreased by 19.6% sequentially, mainly due to a lower demand of grains and flours, aligned with lower seasonal sales noted above.

In terms of our inventories, a positive stock variation of US$126 million was recorded during 1Q23, mainly due to higher diesel and gasoline inventories, partially offset by a contraction in the replacement cost of our inventories; in comparison with a negative stock variation of US$259 million during 4Q22, mainly led by inventory consumption.

Consolidated Net Income Breakdown Unaudited Figures, in US$ million	1Q22	4Q22	1Q23	Y/Y Δ	Q/Q Δ
Operating income	404	442	335	-17.1%	-24.2%

Interests in companies and joint ventures	115	58	89	-22.6%	53.4%
Financial results, net	(55)	120	2	N/A	-98.3%

Earnings before tax	464	620	426	-8.2%	-31.3%

Income tax	(197)	(156)	(85)	-56.9%	-45.5%

Net Income	267	464	341	27.7%	-26.5%

Net Income before impairment of assets	267	480	341	27.7%	-29.0%

Net financial results for 1Q23 represented a US$2 million gain compared to the gain of US$120 million posted in 4Q22. This was primarily as a result of a positive extraordinary charge related to the provision for hydrocarbon wells abandonment obligations in 4Q22 and the lower devaluation of Argentinian currency resulting in a decrease of net FX gains.

As a result of the operating and financial evolution, earnings before taxes in 1Q23 reached a positive mark of US$ 426 million, decreasing by 31.3% q/q, while net income for the quarter resulted in a gain of US$341 million, compared to the gain of US$464 million in 4Q22.

3. EBITDA AND ADJUSTED EBITDA RECONCILIATION

Adjusted EBITDA for 1Q23 reached a quarterly mark of US$1,044 million, increasing by 11.9% when compared to 4Q22. This variation was mainly due to the expansion in oil production, the increasing processing levels in our refineries and lower OPEX, partially offset by lower realization prices of international-priced products and, to a lesser extent, of local fuels.

The below tables display the reconciliation between EBITDA and Adjusted EBITDA for the quarter:

Reconciliation of Adjusted EBITDA Unaudited Figures, in US$ million	1Q22	4Q22	1Q23	Y/Y Δ	Q/Q Δ
Net Income	267	464	341	27.7%	-26.5%
Financial results, net	55	(120)	(2)	N/A	-98.3%
Interests in companies and joint ventures	(115)	(58)	(89)	-22.6%	53.4%
Income tax	197	156	85	-56.9%	-45.5%
Unproductive exploratory drillings	5	12	6	20.0%	-50.0%
Depreciation & amortization	651	744	775	19.0%	4.2%
Impairment of assets	—	25	—	N/A	N/A

EBITDA	1,060	1,223	1,116	5.3%	-8.7%

Leasing	(65)	(72)	(72)	10.5%	-0.2%
Other adjustments	—	(218)	—	N/A	N/A

Adjusted EBITDA	995	933	1,044	5.0%	11.9%

EBITDA breadkdown by segment Unaudited Figures, in US$ million	Upstream	Industrialization	Commercialization	Gas & Power	Corporate & Other	Consolid. Adjustments	Total
Operating income	144	188	70	(27)	(64)	24	335
Depreciation & amortization	602	124	19	15	15	—	775
Unproductive exploratory drillings	6	—	—	—	—	—	6
Impairment of assets	—	—	—	—	—	—	—

EBITDA	752	312	89	(12)	(49)	24	1,116

Leasing	(42)	(20)	(10)	—	—	—	(72)
Other adjustments	—	—	—	—	—	—	—

Adjusted EBITDA	710	292	79	(12)	(49)	24	1,044

The main causes of the sequential variations in Adjusted EBITDA between 1Q23 and 4Q22, are displayed on the below chart:

•	Upstream (+US$53 million): The positive variation was driven by a 2.3% higher hydrocarbon production and lower OPEX.

•

Industrialization (+US$16 million): The EBITDA increase was mainly due to higher processing levels by 4.7%, lower OPEX by 5.9%; partially offset by lower local fuels prices of 3%, and a 5% decrease in other-refined-products basket prices.

•	Commercialization (+US$17 million): The EBITDA expansion was primarily due to lower OPEX; partially offset by lower local fuels prices of 3%, and a 5% decrease in other-refined-products basket prices.

•	Gas & Power (-US$24 million): The EBITDA decrease can be explained mainly due to seasonality factors that negatively impacted Metrogas results and lower regasification activities.

•	Corporate & Eliminations (+US$50 million): The EBITDA increase is mainly explained by lower OPEX (-19%) and a higher EBITDA of our subsidiary AESA.

The main causes of the y/y variations in Adjusted EBITDA between 1Q23 and 1Q22, are displayed on the below chart:

•	Upstream (+US$34 million): The positive variation was driven by higher hydrocarbon production of 1.0%; higher crude oil price by 13.6%; partially offset by 28% higher OPEX

•	Industrialization (+US$66 million): The EBITDA expansion was driven by a 9.0% increase in processing levels and higher local fuels prices of 16%; partially offset by 30% higher OPEX.

•	Commercialization (-US$6 million): The EBITDA decreased was due to higher OPEX; partially offset by higher local fuels prices of 16%.

•	Gas & Power (-US$23 million): The EBITDA contraction can be explained mainly due to lower Metrogas results followed by higher OPEX.

•	Corporate & Eliminations (-US$22 million): The EBITDA contraction is mainly explained by higher OPEX in corporate areas.

4. ANALYSIS OF RESULTS BY BUSINESS SEGMENT

In 1Q23 there was a reorganization of the business segments considered for financial reporting, aligned with the recent organizational changes of the company. Consequently, the comparative information corresponding to 1Q22 and 4Q22 has been restated. The main change of this restructuring is the separation of the Downstream segment into two new segments:

•	the Industrialization segment, which consolidates the activities related to the midstream oil, refining, transportation of oil and refined products and petrochemical production; and

•

the Commercialization segment, focused on the commercial activities of refined and petrochemical products and trading activities, adding the commercialization of natural gas as producer, an activity that was previously part of the Gas & Power segment.

In addition, the assets related to the exploration and sand production for fracking, which were formerly part of the segment Corporation & Others, are now included in the Upstream segment.

4.1. UPSTREAM

Upstream Operating data Unaudited Figures	1Q22	4Q22	1Q23	Y/Y Δ	Q/Q Δ
Net Production Breakdown
Crude Production (Kbbld)	222.1	231.8	238.5	7.3%	2.9%

Conventional	148.7	143.5	143.3	-3.6%	-0.1%
Shale	70.4	85.1	92.5	31.4%	8.6%
Tight	3.1	3.1	2.7	-12.5%	-14.4%

NGL Production (Kbbld)	44.2	42.6	42.9	-3.0%	0.8%

Conventional	15.8	13.2	12.5	-21.0%	-6.0%
Shale	26.9	27.9	29.3	8.8%	4.8%
Tight	1.6	1.4	1.2	-25.0%	-14.9%

Gas Production (Mm3d)	38.1	35.7	36.5	-4.2%	2.0%

Conventional	15.5	14.1	14.3	-7.7%	1.1%
Shale	15.3	16.1	16.7	9.5%	3.8%
Tight	7.3	5.5	5.4	-25.5%	-0.9%

Total Production (Kboed)	505.8	499.2	510.6	1.0%	2.3%

Conventional	261.9	245.7	245.7	-6.2%	0.0%
Shale	193.3	214.4	226.9	17.4%	5.8%
Tight	50.6	39.0	38.1	-24.7%	-2.5%

Average realization prices
Crude Oil (USD/bbl)	58.8	66.3	66.9	13.7%	0.9%
Natural Gas (USD/MMBTU)	3.0	3.0	3.0	-0.2%	-0.4%

Total hydrocarbon production totaled 510.6 Kboe/d during 1Q23, increasing 2.3% sequentially and 1.0% on a year over year basis. Crude oil production recorded a new sequential expansion of 2.9% while achieving a strong inter-annual increase of 7.3%. On the natural gas side, production jumped 2.0% sequentially, while NGLs production increased 0.8% q/q.

Shale production continued expanding strongly during the quarter, where shale oil and shale gas increased by 31.4% and 9.5% y/y, respectively, highlighting the new sequential increase of 17.4% in our shale production. In that sense, shale production represented 44.4% of our total consolidated production in 1Q23, growing from 38.2% a year ago.

Average daily crude oil production increased by 2.9% sequentially, on the back of the very solid increase in shale oil production previously mentioned, while conventional production managed to remain stable, driven by our strategy of continuing advancing tertiary recovery techniques on conventional fields. In that sense, tertiary production recorded an expansion of 7% versus the previous quarter and around 50% against the same quarter of 2022, highlighting the Manantiales Behr block, where we are currently operating 10 Polymer Injection Units and its tertiary production represents more than 30% of its total production, as well as Chachahuen, El Trebol and Los Perales blocks where we are obtaining promising results.

On the natural gas side, average daily production increased by 2.0% q/q, driven by an expansion of 3.8% in shale gas production, coupled with a 1.0% increase in conventional production. In a year over year comparison, natural gas production decreased by 4.2%, affected by production curtailments due to lack of demand.

In 1Q23, total segment revenues reached US$1,828 million, increasing by 0.8% compared to 4Q22 and 14.4% y/y.

•	Crude oil revenues expanded by 1.1% q/q, mainly led by a rise of 0.9% in price and a slight increase of 0.2% in volumes sold.

•	Natural gas revenues slightly went down by 0.4 q/q, mainly due to a minor decrease of the realization price of 0.4%.

upstream Financials Unaudited Figures, in US$ million	1Q22	4Q22	1Q23	Y/Y Δ	Q/Q Δ
Crude oil	1,150	1,391	1,406	22.2%	1.1%
Natural gas	387	359	358	-7.7%	-0.4%
Other	61	63	65	6.6%	2.7%

Revenues	1,598	1,813	1,828	14.4%	0.8%

Depreciation & amortization	(477)	(558)	(602)	26.2%	7.9%
Lifting cost	(534)	(668)	(669)	25.4%	0.2%
Royalties	(213)	(247)	(233)	9.4%	-5.7%
Exploration expenses	(10)	(23)	(18)	80.0%	-21.7%
Other	(133)	116	(162)	22.4%	N/A

Operating income before impairment of assets	232	434	144	-37.9%	-66.8%

Impairment of assets	—	(25)	—	N/A	N/A

Operating income	232	409	144	-37.9%	-64.8%

Depreciation & amortization	477	558	602	26.2%	7.9%
Unproductive exploratory drillings	5	12	6	20.0%	-50.0%
Impairment of assets	—	25	—	N/A	N/A

EBITDA	714	1,004	752	5.3%	-25.1%

Leasing	(37)	(48)	(42)	11.5%	-13.9%
Other adjustments	—	(298)	—	N/A	N/A

Adjusted EBITDA	676	658	710	5.1%	8.0%

Capex	599	1,007	1,015	69.4%	0.8%

Unit Cash Costs Unaudited Figures, in US$/boe	1Q22	4Q22	1Q23	Y/Y Δ	Q/Q Δ
Lifting Cost	11.7	14.5	14.6	24.5%	0.3%
Royalties and other taxes	5.9	6.7	6.5	10.0%	-3.7%
Other Costs	2.1	3.5	2.7	32.2%	-21.2%

Total Cash Costs (US$/boe)	19.7	24.8	23.8	20.9%	-3.8%

In terms of our cost structure per unit basis, total cash costs decreased by 3.8% sequentially, and increased by 20.9% y/y, due to the following:

•

Lifting cost remained flat q/q. When breaking down our lifting costs by type of operation in 1Q23, our unconventional activities averaged 4.9 US$/BOE, an increase of 9.1% q/q due to higher activity and energy costs that overrun the expanded production during the quarter, while our conventional activities averaged 23.6 US$/BOE, a rise of 0.7% q/q. Lifting cost within our shale core hub averaged 4.0 US$/BOE in 1Q23, recording a sequential increase of 8.2%, driven by higher energy costs and the increase in activity described above.

•

Royalties within the upstream segment and other taxes decreased by 3.7% sequentially, mainly due to a decrease of crude oil royalties by 6.9% due to some retroactive adjustments. Moreover, other taxes remained roughly stable q/q.

•	The sequential decrease in Other costs is driven by non-recurrent charges recorded in 4Q22.

In summary, Adjusted EBITDA for the upstream segment reached US$710 million in the quarter, growing by 8.0% q/q and 5.1% y/y.

CAPEX:

Upstream CAPEX totaled US$1,015 million in 1Q23, increasing by 0.8% sequentially and by 69.4% y/y, where 70.6% was allocated to drilling and workover activities, 25.4% to new facilities or the expansion of existing ones, and the remaining 3.9% to exploration and other upstream activities.

During 1Q23, drilling and workover activities showed a positive trend, completing a total of 85 new wells in our operated blocks, including 38 new wells completed in our unconventional operated blocks, 29 of shale oil and 9 of shale gas.

Regarding our shale operations, during 1Q23 we made progress in the following developments:

•

We put in operations the third crude oil treatment plant in Vaca Muerta, located at Bandurria Sur block, with an initial processing capacity of 4,000 m3/d, which is targeted to be expanded to 12,000 m3/d during the year.

•	We tied-in four oil wells at our fully-owned Loma Amarilla block and finished drilling one well at Las Tacanas block, targeting natural gas production.

•	We achieved the second best quarterly mark in fracking speed at 1,666 stages, only surpassed by 3Q22 at 1,800 stages.

On the conventional side, our operations maintained their focus on sustainability related activities aiming to further reduce the priority risks in our facilities. Moreover, tertiary recovery activities continued being highly relevant in the Manantiales Behr, El Trébol, Los Perales, Cañadon León and Chachahuen blocks.

4.2. INDUSTRIALIZATION

Industrialization Operating data Unaudited Figures	1Q22	4Q22	1Q23	Y/Y Δ	Q/Q Δ
Crude processed (Kbbld)	282.6	293.4	307.2	8.7%	4.7%
Refinery utilization (%)	86%	89%	94%	772bps	421bps

Nominal capacity at 328.1 Kbbl/d since 1Q21.

Crude oil processed during the quarter stood at 307.2 Kbbl/d, which represented an increase of 4.7% q/q and 9.0% y/y, achieving the highest quarterly mark in the last 13 years. The expansion of the utilization rate of our refineries came from the revamping of a topping unit at the La Plata Refinery that eliminated bottlenecks in the processing of light crude oil, accompanied by the revamping of the pump station Puesto Hernandez in the Neuquina basin. In that sense, it is worth noting that during this quarter we achieved a record high of gasoline and middle distillates production since 2007 through the maximization of our refinery’s conversion levels. Moreover, the y/y increase in processing levels was also driven by a greater availability of crude oil in the local market, due to the increase in our crude oil production and higher purchases from third parties.

Industrialization Financials Unaudited Figures, in US$ million	1Q22	4Q22	1Q23	Y/Y Δ	Q/Q Δ
Revenues	2,564	3,240	3,104	21.1%	-4.2%

Depreciation & amortization	(108)	(125)	(124)	14.8%	-0.8%
Industrialization cost	(318)	(441)	(415)	30.4%	-5.9%
Fuels imports (third parties)	(304)	(307)	(344)	13.1%	12.0%
Crude oil purchases (intersegment + third parties)	(1,420)	(1,726)	(1,802)	26.9%	4.4%
Biofuel purchases (third parties)	(167)	(269)	(230)	37.6%	-14.8%
Stock variations	87	(116)	91	4.9%	N/A
Other	(115)	(120)	(94)	-18.2%	-21.9%

Operating income before impairment of assets	220	136	188	-14.5%	38.2%

Impairment of assets	—	—	—	N/A	N/A

Operating income	220	136	188	-14.5%	38.2%

Depreciation & amortization	108	125	124	14.8%	-0.8%
EBITDA	328	261	312	-4.9%	19.6%

Leasing	(3)	(1)	(20)	625.2%	1867.5%
Adjusted EBITDA	325	260	292	-10.3%	12.3%
Holding results from oil products	51	(65)	(48)	N/A	-25.2%
Adjusted EBITDA excl. holding results from oil products	274	325	340	24.3%	4.8%

Capex	97	289	202	108.2%	-30.1%

Stock variations include price effects by US$51 million in 1Q22, US$(65) million for 4Q22 and US$(48) million for 1Q23.

Revenues – mainly intersegment revenues with Commercialization segment - totaled US$3,104 million in 1Q23, a decrease of 4.2% compared to 4Q22, mainly due to lower prices and lower volumes dispatched of diesel.

OPEX for this segment went down by 5.9% q/q, mainly due to lower ordinary maintenance and programmed shutdown activity, and owing to non-recurrent charges recorded in 4Q22.

Separately, gasoline and diesel imports increased by 12.0% q/q, primarily due to 33.8% higher imported volumes, partially offset by lower prices of 16.3%. The expansion of both gasoline and diesel imports volumes, which represented 11.8% of total fuels sales, allowed us to build-up inventories that remained below historical average levels in the preceding quarter.

Crude oil purchases (including intersegment purchases to our Upstream operations) increased by 4.4% q/q, driven by higher volumes of 2.3%, on the back of higher processing levels, and a slight increase in prices of 2.0%. Biofuel purchases decreased by 14.8%, with purchases of biodiesel and bioethanol contracting 23.6%, and 4.8%, respectively. Biodiesel variation was mainly the result of the decrease in diesel demand and the lower blend in diesel sales, the latter due to a lack of biodiesel supply in the market. Besides, bioethanol purchases decreased by 4.8% led by lower prices by 6.7%, partially offset by higher volumes owing to a slight growth in gasoline demand.

CAPEX:

In 1Q23, Industrialization CAPEX totaled US$202 million, setting a 30.1% decrease compared to 4Q22 and a rise of 108.2% y/y. Out of the total, 59.8% was allocated to refining, 25.9% to Midstream Oil, 13.9% to logistics and the remaining 0.3% to others.

During 1Q23, we continued with the execution of the new fuel specifications project, including the construction of a new diesel hydrotreatment unit at the Luján de Cuyo refinery and a gasoline hydrotreatment and revamping of existing gasoline units, in La Plata industrial complex. The purpose of these works is to comply with the new fuel specifications established by Resolution No. 576/2019, which will come into force in 2024. In addition, we moved forward as planned with the revamping of the Topping D Unit of the La Plata refinery, which will allow to process greater shale oil levels and is expected to be ready by the end of 2023. In the same line, in the Luján de Cuyo Industrial Complex, the engineering and purchase of equipment for the revamping of Topping III continues, while in Plaza Huincul Refinery we keep progressing on the revamping of the Topping Unit.

In terms of midstream oil investments, we continued with a steady progress in the main projects aimed at unlocking the evacuation capacity of the Neuquina basin:

•

Regarding the expansion of the existing system to the Atlantic, Oldeval has moved forward on its second stage of expansion, aiming at adding 20 Kbbl/d approximately of evacuation capacity, expected to be ready during the 3Q23. In addition, OTE has achieved solid progress in the expansion project, having initiated the preliminary works for the construction of two new storage facilities.

•

In connection with the project aimed at connecting Vaca Muerta to the Pacific, during the 1Q23 the Transandino pipeline successfully ended the in-line inspection test and we recorded a 60% progress in the construction of the Vaca Muerta North pipeline, which is expected to start operations between September and October of 2023.

•

Finally, regarding the Vaca Muerta South project, we have achieved solid progress on the engineering process for the new pipeline and export terminal and on the environmental impact studies for the full project.

Finally, during this quarter, we continued improving safety conditions for our people and facilities, complying with the current environmental regulations in refining and logistics operations.

4.3. COMMERCIALIZATION

Commercialization Operating data Unaudited Figures	1Q22	4Q22	1Q23	Y/Y Δ	Q/Q Δ
Sales volume to third parties
Sales of refined products (Km3)	4,565	4,912	4,790	4.9%	-2.5%
Total domestic market (*)	4,209	4,431	4,346	3.3%	-1.9%
of which Gasoline	1,410	1,487	1,515	7.4%	1.9%
of which Diesel	2,030	2,181	2,052	1.1%	-5.9%
Total export market	356	482	444	24.8%	-7.9%

Sales of petrochemical products (Ktn)	129	116	141	9.6%	21.9%

Domestic market	99	95	83	-16.1%	-12.4%
Export market	30	21	58	95.9%	178.6%

Natural Gas (Mm3)	3,150	2,975	2,845	-9.7%	-4.4%

Domestic market	2,938	2,796	2,649	-9.8%	-5.2%
Export market	213	179	196	-8.0%	9.2%

Sales of fertilizers, grain, flours and oils (Ktn)	375	498	215	-42.6%	-56.8%

Domestic market	111	406	206	85.0%	-49.3%
Export market	264	92	9	-96.5%	-89.9%
Net average prices
Gasoline (USD/m3) (domestic market)	532	544	536	0.8%	-1.5%
Diesel (USD/m3) (domestic market)	596	770	745	25.1%	-3.2%
Other refined products (USD/bbl) (including exports)	85	90	86	1.0%	-4.9%

Net Average domestic prices for gasoline and diesel are net of taxes, commissions, commercial bonuses and freights.

(*)	Includes volumes sold by Industrialization

Domestic gasoline sales volumes increased by 1.9% compared to 4Q22, while domestic diesel volumes decreased by 5.9% q/q, affected by the impact of two fewer days of the 1Q23 versus 4Q22 and the contraction of the diesel demand in the agro business described above, which declined by 14.9%. Furthemore, the diesel sales in the Argentine domestic market contracted by 5.9% q/q, remaining flat our market share for this product; while the gasoline’s market share slighty increased by 0.7% q/q.

Petrochemical volumes exports grew 178.6% q/q, mainly due to higher methanol exports as a consequence of the plant shutdown in 4Q22 that affected methanol production for that quarter, and also led by a lower demand in the domestic market in 1Q23 as a consequence of the severe drought previously mentioned.

Natural gas volumes exports grew by 9.2% q/q, owing to new signed agreements.

Grain, flours and oil exports decreased by 89.9% q/q, as a result of the severe drought previously described.

Net average diesel prices in the domestic market measured in U.S. dollar terms decreased by 3.2% q/q, while net average gasoline prices decreased by 1.5% q/q, as a result of our continued strategy of adjusting prices of local fuels in a way to mitigate, to the largest possible extent, the effect of the depreciation of the currency, while reducing or avoid extending, the gap between the pricing of local fuels against international parities. Moreover, the average price for “Other refined products” declined by 4.9% q/q, on the back of the continuous general downward trend in international prices.

Commercialization Financials Unaudited Figures, in US$ million	1Q22	4Q22	1Q23	Y/Y Δ	Q/Q Δ
Diesel (third parties)	1,267	1,774	1,610	27.0%	-9.2%
Gasoline (third parties)	816	885	889	9.0%	0.4%
Natural gas as producers (intersegment + third parties)	389	364	355	-8.7%	-2.3%
Other domestic market	670	909	725	8.2%	-20.2%
Export market	435	499	437	0.6%	-12.3%

Revenues	3,577	4,430	4,016	12.3%	-9.3%

Depreciation & amortization	(26)	(27)	(19)	-26.9%	-29.6%
Refined & petrochemicals Products purchases (intersegment)	(2,417)	(3,073)	(2,894)	19.8%	-5.8%
Non-oil agro purchases (third parties)	(190)	(142)	(114)	-39.9%	-19.6%
Natural gas purchases (intersegment + third parties)	(397)	(368)	(359)	-9.6%	-2.4%
Stock variations	16	(185)	2	-86.5%	N/A
Commercialization cost & Other	(460)	(582)	(561)	22.0%	-3.6%

Operating income before impairment of assets	103	52	70	-32.0%	34.6%

Impairment of assets	—	—	—	N/A	N/A
Operating income	103	52	70	-32.0%	34.6%
Depreciation & amortization	26	27	19	-26.9%	-29.6%

EBITDA	129	79	89	-31.3%	12.1%

Leasing	(17)	(17)	(10)	-42.2%	-42.1%
Other adjustments	—	—	—	N/A	N/A

Adjusted EBITDA	113	63	79	-29.7%	26.5%

Holding results from oil products	17	(10)	(10)	N/A	1.8%
Adjusted EBITDA excl. holding results from oil products	96	72	89	-6.7%	23.2%

Capex	6	57	12	100.0%	-78.9%

Stock variations include price effects by US$43 million in 1Q22, US$(8) million for 4Q22 and US$(25) million for 1Q23.

Sales of natural gas as producers include domestic and external markets

Revenues during 1Q23 totaled US$4,016 million, a decrease of 9.3% compared to 4Q22, mainly due to lower volumes dispatched of diesel and non-oil agro products, and lower prices of refined products, aligned with the downward trend in international oil prices.

Refined & Petrochemicals Products purchases (intersegment) to Industrialization segment, decreased by 5.8% q/q, mainly due to lower prices and lower volumes dispatched of diesel.

Non-oil agro purchases decreased by 19.6%, aligned with the contraction in volumes sales.

Finally, combining the results of the Industrialization and Commercialization segments, excluding petrochemicals and non-oil agro business, the Adjusted EBITDA of the Refining & Marketing business during the 1Q23 reached US$14.1 per barrel.

CAPEX:

In 1Q23, Commercialization CAPEX totaled US$12 million, setting a 78.9% decrease compared to the 4Q22 and a 100.0% rise y/y.

Besides the regular investments related to maintaining commercial facilities and improving safety conditions to comply with the environmental regulations for the dispatch of oil products, during the 1Q23 we continued progressing in the remodeling works of the Echeverría gas station, which we expect to inaugurate during the second quarter of 2023, as well as the construction of the agro commercial facility in Tres Arroyos.

4.4. GAS AND POWER

GAS & POWER Unaudited Figures, in US$ million	1Q22	4Q22	1Q23	Y/Y Δ	Q/Q Δ
Natural gas retail (third parties)	72	78	65	-9.6%	-16.6%
Midstream Gas Revenues (intersegment + third parties)	51	55	54	6.1%	-2.3%
Other	26	44	26	-0.6%	-40.5%

Revenues	149	177	145	-2.7%	-18.1%

Depreciation & amortization	(23)	(18)	(15)	-34.0%	-15.8%
Natural gas retail purchases (intersegment + third parties)	(42)	(40)	(50)	20.2%	25.0%
Midstream Gas purchases (intersegment)	(16)	(16)	(19)	16.5%	16.1%
Operating cost & Other	(72)	(103)	(88)	21.8%	-14.4%

Operating income before impairment of assets	(4)	(0)	(27)	575.0%	N/A

Impairment of assets	—	—	—	N/A	N/A

Operating income	(4)	(0)	(27)	575.0%	N/A

Depreciation & amortization	23	18	15	-34.0%	-15.8%
Impairment of assets	—	—	—	N/A	N/A

EBITDA	19	18	(12)	N/A	N/A

Leasing	(8)	(6)	—	N/A	N/A
Other adjustments	—	—	—	N/A	N/A

Adjusted EBITDA	11	12	(12)	N/A	N/A

Capex	5	35	52	940.0%	48.6%

Revenues during 1Q23 totaled US$145 million, decreasing by 18.1% compared to 4Q22, mainly due to a decrease of 16.6% of natural gas sales from our controlled subsidiary Metrogas S.A. to the retail distribution segment (residential customers and small businesses) and to large customers (power plants and industries), mainly driven by lower natural gas volumes dispatched of 30.7% partially offset by higher average prices of 4.2%.

Other sales contracted 40.5% q/q, driven mainly by lower seasonal LNG regasification revenues, while Midstream sales (propane, butane and gasolines) decreased by 2.3%.

Natural gas retail purchases increased 25% q/q, mainly owing to a positive non-recurrent adjustment in 4Q22. On the other hand, Operating costs & other, decreased by 14.4% q/q, mainly led by lower OPEX from Midstream Gas business, due to non-recurrents charges recorded in 4Q22.

As a whole, Adjusted EBITDA recorded a loss of US$12 million during 1Q23, compared to a gain of US$12 million in 4Q22, mainly driven by the negative impact of our subsidiary Metrogas.

CAPEX:

Gas & Power CAPEX totaled US$52 million in 1Q23, increasing by 48.6% compared to 4Q22. During the quarter, investments were mainly focused on the construction of new midstream gas facilities aiming at de-bottlenecking the potential of the Vaca Muerta formation. In that sense, we continued making progress in the revamping of the NGLs facility “Tex Loma La Lata” which is expected to start operations during the second half of 2023, increasing the processing capacity up to 6 Mm3/d of natural gas and 600 tons/d of NGLs in the core hub blocks. In addition, we also continued working in the Rincón del Mangrullo gas pipeline expansion project, aimed at improving the natural gas transportation capacity to the regulated system by 5 Mm3/d, estimating its completion by the end of the year.

4.5. CORPORATE AND OTHER

Resultados Corporación & Otros Cifras no auditadas, en US$ millones	1T22	4T22	1T23	A/A Δ	T/T Δ
Ingresos	207	271	310	49.8%	14.2%

Costos operativos y otros	(263)	(451)	(374)	42.2%	-17.2%

Resultado operativo antes de deterioro de activos	(56)	(180)	(64)	14.3%	-64.4%

Deterioro de activos	—	—	—	N/A	N/A

Resultado operativo	(56)	(180)	(64)	14.3%	-64.4%

Depreciaciones y amortizaciones	18	16	15	-16.7%	-4.2%
Deterioro de activos	—	—	—	N/A	N/A

EBITDA	(38)	(164)	(49)	29.0%	-70.2%

Arrendamientos opex	—	—	—	N/A	N/A
Otros ajustes	—	80	—	N/A	N/A

EBITDA Ajustado	(38)	(84)	(49)	29.0%	-41.9%

Inversiones	23	33	17	-26.1%	-48.9%

This business segment involves mainly corporate costs and other activities that are not reported in any of the previously mentioned business segments.

Corporate and Other Adjusted EBITDA represented a loss of US$49 million in 1Q23, compared to a loss of US$84 million in 4Q22.

The positive variation is mainly explained by lower seasonal marketing and media expenses , and through the improvement of AESA Adjusted EBITDA, which increased as a result of higher activity levels and due to non-recurrent charges in 4Q22.

5. LIQUIDITY AND SOURCES OF CAPITAL

5.1. CASH FLOW SUMMARY

Summary Consolidated Cash Flow Unaudited Figures, in US$ million	1Q22	4Q22	1Q23	Y/Y Δ	Q/Q Δ
Cash BoP	611	834	773	26.5%	-7.3%
Net cash flow from operating activities	1,429	1,331	1,497	4.8%	12.5%
Net cash flow from investing activities	(843)	(1,130)	(1,189)	41.0%	5.2%
Net cash flow from financing activities	(365)	(155)	17	N/A	N/A
FX adjustments & other	(37)	(107)	(84)	127.0%	-21.5%

Cash EoP	795	773	1,014	27.5%	31.2%

Investment in financial assets	534	319	282	-47.2%	-11.6%

Cash + short-term investments EoP	1,329	1,092	1,296	-2.5%	18.7%

FCF	379	(188)	(17)	N/A	-91.0%

FCF = Cash flow from Operations less capex (Investing activities), M&A (Investing activities), and interest and leasing payments (Financing activities).

In 1Q23 we continued the positive trend in our cash flow from operations, which reached US$1,497 million increasing 12.5% sequentially, due to higher EBITDA levels and positive working capital variations, the latter resulting from an increase in the dividends collected form our subsidiaries.

Net cash flow from investing activities was negative US$1,189 million, compared to negative US$1,130 million in 4Q22. This variation was mainly driven by lower sales and maturities of financial assets. In 1Q22, net cash flow from investing activities was negative US$843 million, significantly below the 1Q23, mainly driven by the expansion in our CAPEX plan.

Net cash flow from financing activities amounted to positive US$17 million in 1Q23 against a negative cash flow of US$155 in 4Q22 since the company resumed external financing, mainly through the local capital market and trade financial facilities.

As a result, operating cash flow from operations was almost enough to fund our investment plan, payments of interests and other expenses, resulting, in a slight negative free cash flow of US$17 million.

In terms of liquidity, our cash and short-term investments stood at US$1,296 million by the end of March 2023, an increase of US$204 million when compared to the previous quarter, as the company prepared for the second amortization of the international 2024 bond maturing in early April.

In terms of cash management, during the quarter we continued with an active asset management approach to minimize FX exposure, considering the regulations in force that prevent us from holding a larger portion of our liquidity in foreign currency. In that sense, in a context of limited available dollarized instruments in the local market and given the high level of liquidity that continued during this quarter, we ended up with a consolidated net FX exposure of 21.0% of total liquidity.

5.2. NET DEBT

Net debt breakdown Unaudited Figures, in US$ million	1Q22	4Q22	1Q23	Q/Q Δ
Short-term debt	523	1,140	1,108	-2.8%
Long-term debt	6,719	5,948	6,231	4.8%

Total debt	7,242	7,088	7,339	3.5%

Avg. Interest rate for AR$-debt	38.0%	69.8%	73,6%
Avg. Interest rate for US$-debt	7.7%	7.9%	7,5%
% of debt in AR$	5%	3%	3%

Cash + short term investments	1,329	1,092	1,296	18.7%

% of cash in AR$	61%	50%	56%

Net debt	5,913	5,996	6,043	0.8%

Average interest rates for AR$ and US$ debt refer to YPF on a stand-alone basis.

As of March, 31st, 2023, YPF’s consolidated net debt totaled US$6,043 million, increasing by US$47 million q/q and US$130 million y/y . And despite this minor increase in the net debt, the higher 12-month rolling Adjusted EBITDA permitted to maintain the net leverage ratio at 1.2x.

In terms of financing, in addition to the local bond issuance in early January for an amount of US$300 million, the Company also tapped local trade facilities lines for an approximate amount of US$160 million. More recently, in April, the company tapped again the local capital market for a total amount of US$200 million, by issuing a dollar-denominated 4-year bond, with an interest of 1%, for an amount of US$37 million, a dollar-denominated 2-year bond, with an implied yield to maturity of -5,2%, for an amount of US$147 million, and a re-opening of a peso-denominated bond with variable interest rate for an amount equivalent to US$15 million.

Furthermore, in February 2023, the Company signed a committed syndicated credit line with three local banks for an equivalent amount of US$120 million, with an availability period of up to one year.

Regarding our maturity profile, the Company faces debt maturities for the next twelve months totaling an amount of US$1.002 million, mainly consisting international bonds amortizations (having already paid US$303 million between March and April for the amortizations of Notes due 2024 and March 2025), and US$150 million on amortizations of the A/B Loan with CAF, the remaining being trade facilities, local bonds and other financial loans.

The following chart shows the consolidated principal debt maturity profile of the company as of March 31st, 2023, expressed in millions of dollars:

6. TABLES AND NOTES

6.1. CONSOLIDATED INCOME STATEMENT

Income Statement Unaudited Figures, in US$ million	1Q22	4Q22	1Q23	Y/Y Δ	Q/Q Δ
Revenues	3,760	4,645	4,238	12.7%	-8.8%

Costs	(2,821)	(3,701)	(3,299)	16.9%	-10.9%

Gross profit	939	944	939	0.0%	-0.5%

Selling expenses	(377)	(452)	(420)	11.4%	-7.1%
Administrative expenses	(137)	(198)	(157)	14.6%	-20.7%
Exploration expenses	(10)	(23)	(18)	80.0%	-21.7%
Impairment of property, plant and equipment and intangible assets	—	(25)	—	N/A	N/A
Other operating results, net	(11)	196	(9)	-18.2%	N/A

Operating income	404	442	335	-17.1%	-24.2%

Income of interests in companies and joint ventures	115	58	89	-22.6%	53.4%
Financial Income	297	804	601	102.4%	-25.2%
Financial Cost	(410)	(773)	(710)	73.2%	-8.2%
Other financial results	58	89	111	91.4%	24.7%
Financial results, net	(55)	120	2	N/A	-98.3%

Net profit before income tax	464	620	426	-8.2%	-31.3%

Income tax	(197)	(156)	(85)	-56.9%	-45.5%

Net profit for the period	267	464	341	27.7%	-26.5%

Net profit for shareholders of the parent company	269	465	341	26.8%	-26.7%
Net profits for non-controlling interest	(2)	(1)	—	N/A	N/A
Earnings per share attributable to shareholders of the parent company (basic and diluted)	0.68	1.19	0.87	27.9%	-26.9%

Note:	Information reported in accordance with International Financial Reporting Standards (IFRS).

Income Statement Unaudited Figures, in AR$ million	1Q22	4Q22	1Q23	Y/Y Δ	Q/Q Δ
Revenues	401.451	786.493	820.325	104,3%	4,3%

Costs	(303.142)	(640.604)	(646.516)	113,3%	0,9%

Gross profit	98.309	145.889	173.809	76,8%	19,1%

Selling expenses	(40.506)	(78.126)	(82.750)	104,3%	5,9%
Administrative expenses	(14.774)	(33.838)	(30.970)	109,6%	-8,5%
Exploration expenses	(1.123)	(3.858)	(3.698)	229,3%	-4,1%
Impairment of property, plant and equipment and intangible assets	—	(4.319)	—	N/A	N/A
Other operating results, net	(1.457)	35.651	(1.435)	-1,5%	N/A

Operating income	40.449	61.399	54.956	35,9%	-10,5%

Income of interests in companies and joint ventures	12.229	11.350	16.946	38,6%	49,3%
Financial Income	32.110	134.679	116.187	261,8%	-13,7%
Financial Cost	(43.037)	(128.633)	(135.742)	215,4%	5,5%
Other financial results	6.332	25.496	24.007	279,1%	-5,8%
Financial results, net	(4.595)	31.542	4.452	N/A	-85,9%

Net profit before income tax	48.083	104.291	76.354	58,8%	-26,8%

Income tax	(21.666)	(26.689)	(17.754)	-18,1%	-33,5%

Net profit for the period	26.417	77.602	58.600	121,8%	-24,5%

Net profit for shareholders of the parent company	26.603	77.471	58.566	120,1%	-24,4%
Net profits for non-controlling interest	(186)	131	34	N/A	-74,0%
Earnings per share attributable to shareholders of the parent company (basic and diluted)	67,69	197,79	149,60	121.0%	-24.4%

Note:	Information reported in accordance with International Financial Reporting Standards (IFRS).

6.2. CONSOLIDATED BALANCE SHEET

Consolidated Balance Sheet	In US$ million		In AR$ million
Unaudited Figures	31-Dec-22	31-Mar-23	31-Dec-22	31-Mar-23
Non-current Assets
Intangible assets	384	379	68,052	79,182
Properties, plant and equipment	17,510	18,041	3,100,306	3,767,050
Assets for leasing	541	539	95,748	112,591
Investments in companies and joint ventures	1,905	1,804	337,175	376,546
Deferred tax assets, net	17	16	3,010	3,341
Other receivables	205	206	36,468	43,202
Trade receivables	6	5	1,027	1,101
Investment in financial assets	201	168	35,664	35,015

Total Non-current Assets	20,769	21,158	3,677,450	4,418,028

Current Assets
Assets held for disposal	0	0	0	0
Inventories	1,738	1,865	307,766	389,389
Contract assets	1	9	148	1,874
Other receivables	808	644	143,231	134,489
Trade receivables	1,504	1,320	266,201	275,518
Investment in financial assets	319	282	56,489	58,878
Cash and cash equivalents	773	1,014	136,874	211,905

Total Current Assets	5,143	5,134	910,709	1,072,053

Total Assets	25,912	26,292	4,588,159	5,490,081

Total Shareholders´ Equity	10,552	10,910	1,868,304	2,278,274

Non-current Liabilities
Provisions	2,571	2,163	455,213	451,578
Deferred tax liabilities, net	1,733	1,582	306,708	330,402
Income tax payable	26	21	4,588	4,318
Other taxes payable	1	1	185	177
Salaries and social security	1	2	215	437
Liabilities from leasing	272	267	48,224	55,850
Loans	5,948	6,231	1,053,196	1,301,199
Other liabilities	19	99	3,302	20,737
Accounts payable	6	7	1,319	1,492

Total non-current Liabilities	10,577	10,373	1,872,950	2,166,190

Current Liabilities
Provisions	199	493	34,981	102,946
Contract liabilities	77	95	13,577	19,683
Income tax payable	27	26	4,711	5,376
Other taxes payable	173	148	30,660	30,648
Salaries and social security	297	212	52,622	44,250
Liabilities from leasing	294	298	52,061	62,226
Loans	1,140	1,108	201,808	231,479
Other liabilities	12	56	2,359	11,743
Accounts payable	2,564	2,573	454,126	537,266

Total Current Liabilities	4,783	5,009	846,905	1,045,617

Total Liabilities	15,360	15,382	2,719,855	3,211,807

Total Liabilities and Shareholders’ Equity	25,912	26,292	4,588,159	5,490,081

6.3. CONSOLIDATED CASH FLOW STATEMENT

Cash Flow Statement Unaudited Figures, in US$ million	1Q22	4Q22	1Q23	Y/Y Δ	Q/Q Δ
Operating activities
Net income	267	464	341	27.7%	-26.5%
Income of interests in companies and joint ventures	(115)	(58)	(89)	-22.6%	53.4%
Depreciation of property, plant and equipment	589	676	709	20.4%	4.9%
Depreciation of the right-of-use assets	51	58	56	9.8%	-3.4%
Amortization of intangible assets	11	10	10	-9.1%	0.0%
Losses of property, plant and equipment and intangible assets and consumption of materials	87	75	84	-3.4%	12.0%
Income tax charge	197	156	85	-56.9%	-45.5%
Net increase in provisions	70	(112)	99	41.4%	N/A
Impairment of property, plant and equipment and intangible assets	—	25	—	N/A	N/A
Stock compensation plans	—	7	4	N/A	-42.9%
Accrued insurance	—	—	—	N/A	N/A
Results from exchange of debt instruments	—	—	—	N/A	N/A
Results for assignment of participation in areas	—	—	—	N/A	N/A
Results from sales of assets held for disposal	—	—	—	N/A	N/A
Results from exchange of financial instruments	—	—	—	N/A	N/A
Changes in Assets and Liabilities & Others	272	30	198	-27.2%	560.0%

Net cash flow from operating activities	1,429	1,331	1,497	4.8%	12.5%

Investing activities
Acquisitions of property, plant and equipment and intangible assets	(797)	(1,314)	(1,262)	58.3%	-4.0%
Contributions and acquisitions of interests in companies and joint ventures	—	(2)	(2)	N/A	0.0%
Loans with related parties, net	—	(18)	—	N/A	N/A
Proceeds from sales of financial assets	38	241	128	236.8%	-46.9%
Payments for the acquisition of financial assets	(86)	(96)	(82)	-4.7%	-14.6%
Interest received from financial assets	—	53	27	N/A	-49.1%
Collection for participation in areas and sale of assets	2	6	2	0.0%	-66.7%

Net cash flow from investing activities	(843)	(1,130)	(1,189)	41.0%	5.2%

Financing activities
Payment of loans	(447)	(52)	(133)	-70.2%	155.8%
Payment of interests	(173)	(75)	(157)	-9.2%	109.3%
Proceeds from loans	345	16	472	36.8%	2850.0%
Account overdraft, net	(8)	72	(70)	775.0%	N/A
Acquisition of own shares	—	(23)	—	N/A	N/A
Payment of leasing	(82)	(90)	(92)	12.2%	2.2%
Payment of interests related to income tax	—	(3)	(3)	N/A	0.0%

Net cash flow from financing activities	(365)	(155)	17	N/A	N/A

Effect of changes in exchange rates on cash and cash equivalents	(37)	(107)	(84)	127.0%	-21.5%
Translation adjustments	—	—	—	N/A	N/A
Increase (decrease) in cash and cash equivalents	184	(61)	241	31.0%	N/A
Cash and cash equivalents at the beginning of the period	611	834	773	26.5%	-7.3%

Cash and cash equivalents at the end of the period	795	773	1,014	27.5%	31.2%

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

Cash Flow Statement Unaudited Figures, in AR$ million	1Q22	4Q22	1Q23	Y/Y Δ	Q/Q Δ
Operating activities
Net income	26,417	77,602	58,600	121.8%	-24.5%
Income of interests in companies and joint ventures	(12,229)	(11,350)	(16,946)	38.6%	49.3%
Depreciation of property, plant and equipment	62,809	111,081	136,950	118.0%	23.3%
Depreciation of the right-of-use assets	5,391	9,390	10,703	98.5%	14.0%
Amortization of intangible assets	1,182	1,957	1,921	62.5%	-1.8%
Losses of property, plant and equipment and intangible assets and consumption of materials	9,103	12,184	16,090	76.8%	32.1%
Income tax charge	21,666	26,689	17,754	-18.1%	-33.5%
Net increase in provisions	7,653	(21,711)	20,064	162.2%	N/A
Impairment of property, plant and equipment and intangible assets	—	4,319	—	N/A	N/A
Stock compensation plans	53	474	732	1281.1%	54.4%
Accrued insurance	—	—	—	N/A	N/A
Results from exchange of debt instruments	—	—	—	N/A	N/A
Results for assignment of participation in areas	—	—	—	N/A	N/A
Results from sales of assets held for disposal	—	—	—	N/A	N/A
Results from exchange of financial instruments	—	—	—	N/A	N/A
Changes in Assets and Liabilities & Others	30,586	1,125	49,778	62.7%	4324.7%

Net cash flow from operating activities	152,631	211,760	295,646	93.7%	39.6%

Investing activities
Acquisitions of property, plant and equipment and intangible assets	(83,629)	(209,516)	(247,158)	195.5%	18.0%
Contributions and acquisitions of interests in companies and joint ventures	—	(230)	(396)	N/A	72.2%
Loans with related parties, net	—	(2,891)	—	N/A	N/A
Proceeds from sales of financial assets	3,473	40,970	24,859	615.8%	-39.3%
Payments for the acquisition of financial assets	(9,409)	(15,662)	(15,871)	68.7%	1.3%
Interest received from financial assets	89	7,954	5,110	5641.6%	-35.8%
Collection for participation in areas and sale of assets	177	317	367	107.3%	15.8%

Net cash flow from investing activities	(89,299)	(179,058)	(233,089)	161.0%	30.2%

Financing activities
Payment of loans	(48,747)	(9,402)	(26,084)	-46.5%	177.4%
Payment of interests	(18,474)	(14,983)	(29,915)	61.9%	99.7%
Proceeds from loans	37,730	4,197	88,027	133.3%	1997.4%
Account overdraft, net	(794)	12,487	(12,487)	1472.7%	N/A
Acquisition of own shares	—	(3,396)	—	N/A	N/A
Payment of leasing	(9,075)	(13,830)	(17,694)	95.0%	27.9%
Payment of interests related to income tax	(47)	(554)	(551)	1072.3%	-0.5%

Net cash flow from financing activities	(39,407)	(25,481)	1,296	N/A	N/A

Effect of changes in exchange rates on cash and cash equivalents	1,607	6,860	11,178	595.6%	62.9%
Increase (decrease) in cash and cash equivalents	25,532	14,081	75,031	193.9%	432.9%
Cash and cash equivalents at the beginning of the period	62,678	122,793	136,874	118.4%	11.5%

Cash and cash equivalents at the end of the period	88,210	136,874	211,905	140.2%	54.8%

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

6.4. MAIN PHYSICAL MAGNITUDES

Main physical magnitudes Unaudited Figures	Unit	1Q22	2Q22	3Q22	4Q22	Cum. 2022	1Q23
Total Production	Kboe	45,523	45,836	46,406	45,924	183,690	45,956

Crude oil production	Kbbl	19,993	20,506	20,680	21,325	82,503	21,461
NGL production	Kbbl	3,979	3,796	3,496	3,915	15,186	3,859
Gas production	Mm3	3,427	3,424	3,535	3,289	13,674	3,281
Henry Hub	USD/MMBTU	4.6	7.5	6.8	4.5	6.2	2.2
Brent	USD/bbl	97.4	111.9	97.8	88.6	98.9	82.2
Sales volume (YPF stand alone)

Sales of refined products	Km3	4,565	4,782	4,896	4,912	19,155	4,790

Domestic market	Km3	4,209	4,455	4,536	4,431	17,631	4,346
Gasoline	Km3	1,410	1,364	1,419	1,487	5,680	1,515
Diesel	Km3	2,030	2,284	2,288	2,181	8,783	2,052
Jet fuel and kerosene	Km3	124	115	129	151	519	140
Fuel Oil	Km3	4	13	21	4	42	4
LPG	Km3	243	305	298	245	1,092	230
Other (*)	Km3	398	374	379	363	1,515	407
Export market	Km3	356	327	360	482	1,524	444
Petrochemical naphtha	Km3	15	52	60	23	151	20
Jet fuel and kerosene	Km3	74	81	89	110	353	117
LPG	Km3	124	28	73	164	389	133
Bunker (Diesel and Fuel Oil)	Km3	94	67	51	91	302	95
Other (*)	Km3	49	100	87	93	329	78

Sales of petrochemical products	Ktn	129	139	115	116	498	141

Domestic market	Ktn	99	111	90	95	396	83
Methanol	Ktn	68	76	54	55	252	45
Other	Ktn	32	35	37	40	143	38
Export market	Ktn	30	27	25	21	103	58
Methanol	Ktn	6	7	4	2	20	40
Other	Ktn	23	21	20	19	83	18

Grain, flours and oils	Ktn	271	517	449	270	1,507	100

Domestic market	Ktn	7	39	50	178	275	91
Export market	Ktn	264	478	398	92	1,232	9

Fertilizers	Ktn	104	166	242	228	741	115

Domestic market	Ktn	104	166	242	228	741	115
Main products imported (YPF stand alone)
Gasolines	Km3	122	40	49	92	303	142
Jet Fuel	Km3	2	0	1	3	7	4
Diesel	Km3	318	255	448	229	1,251	288

Other (*): Principally includes sales of oil and lubricant bases, asphalt, and residual carbon, among others.

This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995.

These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives as of the date hereof of YPF and its management, including statements with respect to trends affecting YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as the future price of petroleum and petroleum products, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes in circumstances and other factors that may be beyond YPF’s control or may be difficult to predict.

YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as the future price of petroleum and petroleum products, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to fluctuations in the price of petroleum and petroleum products, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates before the Comisión Nacional de Valores in Argentina and with the U.S. Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.

Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions, or events expressed or implied therein will not be realized. These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or elsewhere.

The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 11, 2023	By:	/s/ Pablo Calderone
	Name:	Pablo Calderone
	Title:	Market Relations Officer